EXHIBIT 12

ONEOK, Inc.

Computation of Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividend Requirements

	Years Ended
	December 31,
(Unaudited)	2002		2001
	(Thousands of Dollars)
Fixed Charges, as defined
Interest on long-term debt	$87,933		$109,229
Other interest	10,523		27,454
Amortization of debt discount and expense	7,949		3,475
Interest on lease agreements	8,878		5,698

Total Fixed Charges	115,283		145,856

Preferred dividend requirements	60,820		59,839

Total fixed charges and preferred dividend requirements	$176,103		$205,695

Earnings before income taxes and income from equity investees	$258,095		$108,218

Total fixed charges	115,283		145,856

Earnings available for combined fixed charges and preferred stock dividend requirements	$373,378		$254,074

Ratio of Earnings to combined fixed charges and preferred stock dividend requirements	2.12	x	1.24	x

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividend requirements, “earnings” consists of income before cumulative effect of a change in accounting principle plus fixed charges and income taxes, less undistributed income for equity investees. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases. “Preferred dividend requirements” consists of the pre-tax preferred dividend requirement.